Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

iHealthScreen, Inc.
132-02 89th Av, Suite 214
Richmond Hill, NY 11418
https://www.ihealthscreen.org/

Up to $1,234,998.03 in Common Stock at $2.63
Minimum Target Amount: $9,999.26

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: iHealthScreen, Inc.
Address: 132-02 89th Av, Suite 214, Richmond Hill, NY 11418
State of Incorporation: DE
Date Incorporated: May 20, 2015

Terms:

Equity

Offering Minimum: $9,999.26 | 3,802 shares of Common Stock
Offering Maximum: $1,234,998.03 | 469,581 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.63
Minimum Investment Amount (per investor): $494.44

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

<u>Friends and Family Early Birds</u>

Invest within the first 48 hours and receive 15% bonus shares.

<u>Super Early Bird Bonus</u>

Invest within the first week and receive 10% bonus shares.

<u>Early Bird Bonus</u>

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

<u>$1,000+ | Tier 1</u>

Invest $1,000 and receive access 2% Bonus Shares.

<u>$2,500+ | Tier 2</u>

Invest $2,500 and receive access 3% Bonus Shares.

<u>$5,000+ | Tier 3</u>

Invest $5,000 and receive access 5% Bonus Shares.

<u>$10,000+ | Tier 4</u>

Invest $10,000 and receive access 10% Bonus Shares + zoom call with iHealthScreen's founder.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

iHealthScreen, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.63 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $263. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

iHealthScreen, Inc. ("iHealthScreen" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. iHealthScreen was originally incorporated in Virginia on May 20, 2015, and subsequently filed a Certificate of Incorporation in Delaware on August 22, 2017. The company has a market-ready product: iPredict^{TM} (USPTO trademark and one patent received, multiple patents pending), an AI and telemedicine-based HIPAA-compliant software product for automated screening, prediction, and referral of individuals at risk of developing late age-related macular degeneration (AMD), diabetic retinopathy (DR), glaucoma, Cardiovascular Heart Disease, and stroke.

iHealthScreen has already received CE certification (covering Europe and many other markets), Australian Health, and the Abu Dhabi department of health approval for AMD, DR, and glaucoma screening.

FDA 510K application for AMD screening is already submitted and DR screening tool is now ready for FDA 510K approval application submission (prospective trials completed). The company expects FDA clearance of AMD and DR screening tools by the middle of 2023.

iHealthScreen is in the pre-revenue stage of development.

A Software License Agreement exists between iHealthScreen, Inc and iHealthScreen Ltd (a limited liability company incorporated at Abu Dhabi Global Market). iHealthScreen Ltd will sell or distribute iHealthScreen Inc's software and related products/services in the UAE. Primarily, iHealthScreen Ltd's primary function is to help market iHealthScreen Inc.'s iPredict software solution for automated artificial intelligence in the UAE. iHealthScreen, Inc. and iHealthScreen, Inc. are owned by the same individual, Alauddin Bhuiyan, PhD, CEO of both entities. Beyond the Software License Agreement, allowing for the use of iHealthScreen, Inc.'s software and IP, there is no relationship between the two entities.

Competitors and Industry

The automatic screening industry is one of the most recent trends, gaining popularity with the introduction of the recent CPT code 92229 in 2021. We predict that the screening market size for AMD and DR can be projected at $9.5B given the reimbursement of approximately $50, a total number of 188M of the diabetic population, and a number of individuals above 50. Based on our research, the market is just starting to experience growth and, to the best of our knowledge, approximately less than 1% of the market share is being held by the FDA 510K cleared companies.

Competitors

Digital Diagnostics and Eyenuk received FDA 510K clearance for DR screening. Retina-AI submitted 510K clearance of DR screening tools.

The CPT code is just recently approved and the market is very much open as it is a new technology in the market. For example, Eyenuk announced 2000 screenings in May 2021.

<u>iHealthScreen's Position</u>

We believe the timing is perfect for iHealthScreen to obtain FDA clearance and market entry with multiple disease screening. iHealthScreen already submitted the FDA 510K application for AMD screening and DR application is in the final stage of submission, and the copany aims to get the 510K clearances for both tools by the beginning of the 3rd quarter of 2023. iHealthScreen also runs a 3-year prospective trial on late AMD prediction with NIH funding of $1.8M. AMD screening and Late AMD prediction trials provide a unique position for staying ahead of the competitors.

iHealthScreen already received the CE certificate of AMD, DR, and glaucoma screening as the first company in the world. The company also received Health Australia approval (TGA approval) for screening these diseases.

iHealthScreen already signed a licensing agreement with iCare, Finland, one of the top retinal camera companies in the world. This will allow the company a huge convenience for EU and Asian Market penetration. The company has signed an agreement with the Bangladesh Diabetes Society to screen 5.5 million registered diabetic people in Bangladesh. The company has recently signed an agreement with Burheel (which has 40 hospitals/centers in the Gulf Region), a major hospital network in the UAE is in the process of signing agreements with a number of providers in UAE for DR screening.

Current Stage and Roadmap

iHealthScreen developed and validated the DR, AMD, and glaucoma screening tool to perform these major eye disease screening which is significantly associated with blindness. The tools are now under clinical trial.

iHealthScreen also developed and validated the Late AMD prediction tool which is now under clinical trial with NIH funding of approx. $1.8M. We believe this moves the company above its competitors, making iHealthScreen unique.

iHealthScreen also developed a stroke and heart attack prediction tool - iHealthScreen's AMD, heart disease, and stroke prediction will be one of the first such tools on the market (to the best of our knowledge). iHealthScreen expects to receive an NIH SBIR Phase II grant for stroke prediction which will provide the capability of the clinical trial of this tool.

iHealthScreen's built-in telemedicine capabilities and electronic health record tools will provide us with an additional competitive advantage. iHealthScreen has already received a patent on Late AMD prediction (first patent) and submitted 3 provisional patents. We believe the Company is poised to be a leader in this new area of autonomous AI-driven disease screening and prevention.

The Team

Officers and Directors

Name: Alauddin Bhuiyan, PhD

Alauddin Bhuiyan, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Sole Director & Founder
  Dates of Service: May, 2015 - Present
  Responsibilities: Administrative and product development; Dr. Alauddin Bhuiyan receives $100K/year salary through the NIH funding. Equity: 9,500,000 common stock shares.

- **Position:** Chief Scientist
  Dates of Service: May, 2015 - Present
  Responsibilities: Research and Development

Name: Ms. Kathleen Adams, MBA

Ms. Kathleen Adams, MBA 's current primary role is with UCONN Technology Incubation Program. Ms. Kathleen Adams, MBA currently services 8-16; Ms. Adams is the Chief Marketing Officer and she works on the marketing strategies and activities. Her hourly rate is $80. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: October, 2021 - Present
  Responsibilities: Marketing and Commercialization (on a consulting basis). No salary; Equity: stock options.

Other business experience in the past three years:

- **Employer:** UCONN Technology Incubation Program
  Title: Entrepreneur in Residence
  Dates of Service: February, 2019 - Present
  Responsibilities: Counsel CEOs and other leaders of early-stage life science companies.

Other business experience in the past three years:

- **Employer:** MOVIA Robotics
  Title: Head of Strategic Alliances & Digital Health (consulting)
  Dates of Service: February, 2021 - Present
  Responsibilities: Manage external research collaborations; oversee creation of QMS for new digital health product line; advise on clinical validation of new digital health products

Other business experience in the past three years:

- **Employer:** EntrepreneurLabNYC (Design Technologies)
  Title: Entrepreneurship Coach (consulting; 7-month term)
  Dates of Service: December, 2019 - June, 2020
  Responsibilities: Coaching of start-up entrepreneurs.

Name: Thomas Gerson, MBA

Thomas Gerson, MBA's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer (CFO)
  Dates of Service: September, 2022 - Present
  Responsibilities: Company's Financial Projection. Salary: $4K/month; Equity: stock options.

Other business experience in the past three years:

- **Employer:** CTNext
  Title: Life Science Startup Advisor
  Dates of Service: July, 2019 - Present
  Responsibilities: Consulting

Other business experience in the past three years:

- **Employer:** SECT Tech
  Title: Growth Advisor
  Dates of Service: December, 2012 - June, 2019
  Responsibilities: Consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in iHealthScreen involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the iHealthScreen should consider all of the information provided to such potential investors regarding the iHealthScreen as well as the following risk factors, in addition to the other information listed in the iHealthScreen's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the iHealthScreen.

Our business projections are only projections

There can be no assurance that iHealthScreen will meet our projections. There can be no assurance that iHealthScreen will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows iHealthScreen to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by iHealthScreen. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to iHealthScreen, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $5 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational, commercially available iPredict screening test or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational, commercially available product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our iPredict. Delays or cost overruns in the development of our iPredict and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

iHealthScreen was formed on May 20, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. iHealthScreen has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that iPredict DR, AMD and glaucoma screening is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns one trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on iHealthScreen or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on iHealthScreen could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alauddin Bhuiyan, PhD	9,500,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, SAFE, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 469,581 of Common Stock.

Common Stock

The amount of security authorized is 12,500,000 with a total of 9,510,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 10,000 shares to be issued pursuant to stock options, reserved but unissued.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $500,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $125,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $125,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $500,000.00

Use of proceeds: FDA application preparation and hiring employees
Date: January 01, 2022
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $125,000.00
  Use of proceeds: Operating Cost
  Date: January 03, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $125,000.00
  Use of proceeds: Operating Cost
  Date: March 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company can operate without revenue, or additional capital coming in, until mid - 2023 at which time funding from a new NIH SBIR grant is expected The Company may also receive another NIH SBIR Phase II grant later in 2023 into 2024.

Foreseeable major expenses based on projections:

iHealthscreen foresees the major expenses based on projections would be:

(1) Clinical Trials

We are working on the glaucoma screening for FDA approval. As described in various sections throughout this offering memorandum, iHealthScreen plans to conduct these clinical trials as they are important for the company's future plans and operations.

Clinical trials are a prudent use of the Company's resources as they will provide the scientific and medical evidence that will demonstrate that the Company's screening technology produces real value to patients. As an estimate, we expect these clinical trials would cost around $1M in total to complete over the next couple of years.

(2) Marketing

We plan on conducting a dedicated marketing campaign focused on our end-users, Primary Health Care Physicians. This includes digital marketing, paid media marketing, & exhibits at relevant medical conferences and meetings. As part of our commercial launch of our iPredict screening products, test; we envision a targeted marketing campaign over roughly $2MM over the next couple of years.

(3) Research & Development (R & D)

Research & Development is important to the continued improvement of existing products and the creation of new ones. The major expenses in this category relates to the hiring of research scientists, their salaries and related costs. One new medical our R & D will focus on is that of dementia. In addition, we also plan on gathering data utilizing a variety of different industry data-gathering tools and sources. The Company's investment in R & D is expected to approach 500K over the next couple of years.

Future operational challenges:

FDA 510K clearance is also a key for the company's success. The company is running 3 clinical trials on AMD, DR, and glaucoma patient screening all designed to achieve FDA 510K clearance (i.e., U.S. regulatory approval for these screening tests to be marketed, sold to doctors / patients). AMD and DR clearance are anticipated in the second half of 2023 with Glaucoma clearance targeted by 2024. Discussions with the FDA on these regulatory submissions have been quite positive to date and while the process of achieving Class II medical device clearance does require scientific focus, time and effort, the Company is confident these challenges are well on their way to being met for AMD and DR, and then to be followed for Glaucoma.

Future challenges related to capital resources:

Market entry and scaling is dependent on successful fundraising. More specifically, a delay in FDA approval would be a challenge for the Company in relation to securing future capital resources. Furthermore, customer acquisition in the U.S. market without FDA approval would be far more difficult.

Future milestones and events:

FDA 510K clearance of the AMD and DR screening tools is a key to success of the company. Following this Glaucoma screening's 510K clearance, and FDA "De Novo " approval for late AMD prediction will be the next two key milestones for iHealthScreen. The Company is also in the process of receiving an NIH SBIR Phase II grant on stroke prediction which will also have a significant impact on the company's success related to developing a screening test for this huge market indication.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has approximately $600K to run the R&D and clinical trial. The company has shareholder loan to the founder and the company also has line of credit offer which was not been taken yet. The company has the potentiality of receiving an NIH SBIR phase II grant in 2023. As of March 2023, the company has 250,000 cash on hand.

Dr. Alauddin Bhuiyan borrowed money for the company from Banks as personal loans, credit card debt, and other personal sources and charge a 10% interest rate. As of March 2023, Alauddin has indicated this is contributed capital and does not expect to be paid back with any interest or maturity date. This has been converted into contributed capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

From this raise, the company aims to use the funds for completion of the clinical trials, FDA and other regulatory fees, marketing, and ongoing R&D costs. The company has the opportunity to apply for funding from NIH for commercialization with hiring consultants and individuals. An additional option is to borrow money from available sources such as banks and other sources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary to market entry and scaling of the company. The Company has operating funds to run the R&D for next 2-3 years accessing the current $600K of SBIR grant monies in the account with another potential $1.5M in the pipeline.

With $1M, the company aims to complete the two FDA 510K clearances (AMD and DR screenings), and enter the U.S. market with these approved products.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Obtaining only the minimum raise amount would result in no significant difference relative to the company's current viability. Hitting only the minimum raise amount would mean the Company would have to fund operations at basically the same levels we have done so to date.

With the targeted level of contributed capital, the Company will have operating funds to resource various initiatives, including our research and development efforts for the next 2-3 years which will also benefit from the current $600K in our grant account.

Since equity crowdfunding is not the only method by which a company can receive funding, we believe we will be able to operate for a period of 1 year while pursuing other traditional methods of fundraising like venture capital and/or private placements. During this time we would still be using our existing cash resources to fund product development, research & development, and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

Obtaining the maximum raise amount will assist in the company's operations. Hitting the maximum raise amount would essentially mean we can move the company forward more quickly with greater resources, in order to hit the three primary initiatives we have outlined throughout this offering memorandum in various different sections.

By reaching the maximum raise , the company would have the operating funds to focus on:

(1) Clinical Trials

We would be working towards Glaucoma screening for FDA approval. As described in various sections throughout this offering memorandum, iHealthscreen plans to conduct these clinical trials as they are important for the Company's future plans and operations. As an estimate, we expect these clinical trial would cost around $1M from start to finish.

(2) Marketing

We plan on conducting general marketing like every other company with commercial operations. These programs would include digital marketing, paid media marketing, and participating in key conferences and medical / scientific meetings. For marketing, we plan on spending roughly $2M across these various initiatives, programs over the next couple of years.

(3) Research & Development

Research & Development is important to the continued improvement of existing products and the creation of new ones. The Company will hire research scientists to conduct the planned R & D and their salaries and related costs will represent the majority of the Company's R & D expenses going forward. One new medical focus of our R & D will be that of dementia. In addition, we also plan on gathering data utilizing a variety of different industry data-gathering tools and sources. The

Company's investment in R & D is expected to approach 500K over the next couple of years.

The company will keep working on fundraising following the completion of this round toward reaching a total of $5M. With a successful completion of this round, and the expected two FDA clearances later this year, we believe the Company will be in a strong position for the next round of growth capital. if our maximum goal is hit we will use these proceeds for the following specific initiatives:

•EU/UAE/Australia Market Entry.

•Conclusion of clinical studies for FDA.

•Completion of FDA 510K clearance cycle for first product (DR and AMD screening)

•To fund marketing, sales, and support activities.

•To continue R&D on additional indications (Glaucoma; others may include AMD & Stroke prediction).

•To start the clinical trials for Stroke and Heart Attack Prediction

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has potential lines of credit which can be utilized.

Indebtedness

- **Creditor:** EIDL loans
  Amount Owed: $86,900.00
  Interest Rate: 3.25%
  Maturity Date: December 31, 2049

- **Creditor:** Bank loans
  Amount Owed: $10,520.00
  Interest Rate: 5.99%
  Maturity Date: December 31, 2025

- **Creditor:** Note Payable issued to certain lender
  Amount Owed: $13,000.00
  Interest Rate: 1.0%
  Maturity Date: July 31, 2022

- **Creditor:** Note Payable issued to certain lender

Amount Owed: $2,000.00
Interest Rate: 10.0%
Maturity Date: July 21, 2022

- **Creditor:** Note Payable issued to Alauddin Bhuiyan
  Amount Owed: $165,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Alauddin Bhuiyan
  Relationship to Company: CEO, 20%+ Owner, & Sole Director
  Nature / amount of interest in the transaction: Note Payable issued to Alauddin Bhuiyan
  Material Terms: $165,000 outstanding; 10% interest rate.

Valuation

Pre-Money Valuation: $24,985,000.00

Valuation Details:

iHealthScreen, Inc. ("iHealthScreen" or the "Company") determined its pre-money valuation based on an analysis of the following factors:

Comparable Companies

When calculating the Company's pre-money valuation, the Company looked at comparables and estimated exit ranges. IDx (Digital Diagnostics) raised $22.1M before the FDA approval of DR screening. Following the FDA clearance, the company raised $33M and $75M recently(**total raised over $120M)** based on DR screening 510K clearance. The other FDA 510K cleared company on DR, EyeNuk raised over **$43M** following the FDA clearance.

iHealhscreen has similar technology to Digital Diagnostic and Eyenuk. However, we believe iHealthScreen has additional tools like the already submitted FDA 510K tool for AMD screening, Late AMD prediction patent, and stroke and heart attack prediction model which are already presented in the scientific meetings/accepted and peer-reviewed. If Digital Diagnostics can raise $22.1M pre-FDA approval - in our opinion the iHealthScreen pre-money valuation of $24,985,000 is reasonably justified.

FDA 510K Application

iHealthScreen submitted documents on DR and AMD screening's FDA 510K clearance indication (expected to be cleared these two devices by the 2nd quarter of 2022). The company has already received CE certification, Australian Health, and Abu Dhabi Health approvals. The company signed a licensing agreement with iCare Inc., one of the top retinal camera companies in the world. We believe the $24,985,000 pre-money valuation is justified for a pre-510K company.

Funding

iHealthScreen also has been performing a pivotal clinical trial on Late AMD prediction (one of the first such trials in the world, with NIH funding of **$1.8M**), and developed and validated the stroke and heart attack prediction models (much better than existing Framingham and CHADS2 scores - with 10% higher accuracy). The company has one US patent which is the first in the area of late AMD prediction, the company was featured in ARVO and AAO, two top (No. 1 and No. 2) Ophthalmology conferences. The company raised >$750K in the seed stage at $16M post-money valuation.

Current Traction

We've been awarded over $2M in NIH funding. Our first product, iPredict TM, has the capability to screen for late age-related macular degeneration (AMD), diabetic retinopathy (DR), glaucoma, stroke, heart attack, and cardiovascular heart disease, and we have additional tools in development for Alzheimer's, dementia and hypertensive retinopathy. By facilitating large-scale, low-cost screening, our software presents a wide-reaching impact and huge potential for growth.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has not been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding. The pre-money valuation does not include 10,000 shares to be issued pursuant to options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.26 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Product Launch & Commercialization, FDA clearance, Research and Development of New Products/Tests, Growth Capital

If we raise the over allotment amount of $1,234,998.03, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Commercialization (Sales, Marketing, Advertsing & Promotion)*
  60.0%
  Hire and Develop Sales & Marketing Teams Needed to Launch and Grow
  Screening Tests in Multiple Markets, Supported by Targeted Advertising &
  Promotion Campaigns

- *R & D, Regulatory (e.g., FDA Submissions) and Clinical Studies*
  22.0%
  FDA 510k Submissions, Secure needed regulatory consultants, Initiate and
  Complete Clinical Trials for AMD and DR Screening

- *Building Corporate Infrastructure*
  14.5%
  Building Corporate Infrastructure (G&A), including needed patent investments
  to protect intellectual property and implement financial controls Establish
  vendor relationships for cameras

The Company may change the intended use of proceeds if our officers believe it is in
the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or
directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the
report on its website no later than April 29 (120 days after Fiscal Year End). Once
posted, the annual report may be found on the Company's website at
https://www.ihealthscreen.org/ (https://www.ihealthscreen.org/investors).

The Company must continue to comply with the ongoing reporting requirements
until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange
Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ihealthscreen

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR iHealthScreen, Inc.

[See attached]

IHEALTHSCREEN INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

FINANCIAL STATEMENTS:

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
iHealthScreen Inc.
Richmond Hill, New York

We have reviewed the accompanying financial statements of iHealthScreen Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

December 6, 2022
Los Angeles, California

iHealthScreen Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	290,668	$	18,312
Prepaids and other current assets		5,772		1,000
Total current assets		296,440		19,312
Property and equipment, net		150,100		110,799
Deferred Tax Assets		7,066		7,066
Total assets	$	453,605	$	137,177
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	35,059	$	3,889
Current portion of loan		20,916		155,840
Line of Credit		8,889		16,869
Other current liabilities		74,029		38,931
Total current liabilities		138,892		215,530
Promissory Note and Loans		81,812		130,412
Simple Agreement for Future Equity (SAFEs)		487,500		
Total liabilities		708,204		345,942
STOCKHOLDERS EQUITY				
Common Stock		100		50
Additional Paid In Capital		101,150		1,200
Retained earnings/(Accumulated Deficit)		(355,849)		(210,014)
Total stockholders' equity		(254,599)		(208,765)
Total liabilities and stockholders' equity	$	453,605	$	137,177

See accompanying notes to financial statements.

iHealthScreen Inc.
Statements of Operations
(Unaudited)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	620,456	641,483
Research and Development	73,311	-
Sales and marketing	736	6,632
Total operating expenses	694,504	648,115
Operating income/(loss)	(694,504)	(648,115)
Interest expense	6,304	23,964
Other Loss/(Income)	(554,973)	(806,222)
Income/(Loss) before provision for income taxes	(145,835)	134,144
Provision/(Benefit) for income taxes	-	6,172
Net income/(Net Loss)	**$ (145,835)**	**$ 127,972**

See accompanying notes to financial statements.

iHealthScreen Inc.
Statements of Changes in Stockholders' Equity
(Unaudited)

(in , $US)	Common Stock		Additional Paid In Capital		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares	Amount					
Balance—December 31, 2020	**500,000**	**$ 50**	**$ 1,200**	**$**	**(337,987)**	**$**	**(336,737)**
Net income/(loss)					127,972		127,972
Balance—December 31, 2021	500,000	50	1,200	$	(210,014)	$	(208,765)
Proceeds from Issuance of Stock	9,000,000	50	99,950				100,000
Net income/(loss)					(145,835)		(145,835)
Balance—December 31, 2022	9,500,000	$ 100	$ 101,150	$	(355,849)	$	(254,599)

See accompanying notes to financial statements.

iHealthScreen Inc.
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(145,835)	$	127,972
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		22,390		22,390
Change in Fair Value of SAFEs		(12,500)		
Changes in operating assets and liabilities:				
Deferred Tax Assets		-		(7,066)
Prepaids and other current assets		(4,772)		
Credit Cards		31,170		(16,703)
Other current liabilities		35,098		3,371
Net cash provided/(used) by operating activities		**(74,448)**		**129,965**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(61,691)		(124,649)
Net cash provided/(used) in investing activities		**(61,691)**		**(124,649)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans and Notes		(83,524)		18,810
Line of Credit		(7,981)		(6,066)
Proceeds from issuance of Simple Agreement for Future Equity (SAFEs)		500,000		-
Net cash provided/(used) by financing activities		**408,495**		**12,744**
Change in cash		272,356		18,060
Cash—beginning of year		18,312		252
Cash—end of year	$	**290,668**	$	**18,312**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,304	$	23,964
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		100,000		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

iHealthScreen Inc. was incorporated on May 20, 2015, in Charlottesville, Virginia. The financial statements of iHealthScreen Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Richmond Hill, New York.

HealthScreen (iHS) Inc. has developed iPredict™, an AI and telemedicine-based HIPAA compliant software product for automated screening, prediction, and referral of individuals at risk of developing late age-related macular degeneration (AMD), diabetic retinopathy (DR), glaucoma, Cardiovascular Heart Disease and stroke. iHS received CE certification for AMD, DR, and glaucoma screening.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Medical Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

iHealthScreen Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Vompany will earn revenues from the sale of iPredict™ to medical clinics through its marketing team. It may also partner with retinal camera companies as a channel to new and existing customers, and to provide direct access to, and discounts on compatible fundus camera systems.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $736 and $6,632, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2022	2021
Prepayments		5,772	1,000
Total Prepaids Expenses and other Current Assts	$	5,772 $	1,000

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Payroll	60,792	25,693
Tax Liability	13,238	13,238
Total Other Current Liabilities	74,029	38,931

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Computer equipment	$	140,167	$	135,865
Medical Equipment		107,196		49,807
Property and Equipment, at Cost		247,363		185,672
Accumulated depreciation		(74,873)		(74,873)
Property and Equipment, Net	$	172,490	$	110,799

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $22,390 and $22,390, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 9,500,000 shares and 500,000 shares were issued and are outstanding, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Note Payable issued to certain lender	$ 13,000	10.00%	2020	7/31/2022	$ 542	$ 1,625	$ 13,000	$ -	$ 14,625	$ 542	$ 1,083	$ 13,000	$ -	$ 14,083
Note Payable issued to certain lender	$ 2,000	10.00%	2020	7/31/2022	$ 200	$ 600	$ 2,000	$ -	$ 2,600	$ 200	$ 400	$ 2,000	$ -	$ 2,400
Note Payable issued to Alauddin Bhuiyan	$ 165,000	10.00%	2020	12/31/2022	$ 83	$ 83	$ 828	$ -	$ 911	$ 16,500	$ 33,000	$ 135,752	$ -	$ 168,752
EIDL Loan	$ 87,000	3.75%	6/20/2020	6/20/2050	$ 3,263	$ 9,784	$ 5,088	$ 81,812	$ 14,872	$ 3,263	$ 6,521	$ 5,088	$ 81,812	$ 11,609
PPP Loan	$ -	1.00%	4/8/2021	Forgiven in 2022	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 48,600	$ 48,600
Total					$ 4,087	$ 12,092	$ 20,916	$ 81,812	$ 33,007	$ 20,504	$ 41,005	$ 155,840	$ 130,412	$ 245,445

As of Year Ended December 31, 2022

2023	$ 20,916
2024	5,088
2025	5,088
Thereafter	71,636
Total	**$ 102,728**

Line of Credit

The Company entered into a Credit Line agreement with Bank of America during fiscal year 2020. The interest rate is 6.75%. The total outstanding balance as of December 31, 2022, and December 31, 2021, was $8,889 and $16,869, respectively. The entire balance is classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31,	
					2022	2021
Safes I - III	$ 500,000	Fiscal Year 2022	$ 16,000,000		$ 500,000	$ -
Change in Fair Value of SAFEs					$ (12,500)	
Total SAFE(s)	**$ 500,000**				**$ 487,500**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out

Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(40,104)	$	-
Valuation Allowance		40,104		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(149,651)	$	(109,546)
Valuation Allowance		149,651		109,546
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $544,185, and the Company had state net operating loss ("NOL") carryforwards of approximately $544,185. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 19, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









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AI-Driven Disease Screening Software

iHealthScreen is an AI-driven HIPAA-compliant med-tech company with incoming product traction in several international markets, using AI to Scalably Screen for Retinal Diseases, ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

iHealthScreen
Bringing low-cost, AI-driven screening software to primary care offices around the world

$63,323.13 Raised

OVERVIEW | ABOUT | TERMS | PRESS | REWARDS | DISCUSSION | INVE >

REASONS TO INVEST

iHealthScreen is entering what we believe is almost an entirely untapped, multi-billion-dollar global market ($9.5B in USA only). With regulatory approvals already achieved in key markets, along

Invest Now
$2.63 Per Share

RAISED | INVESTORS

OVERVIEW | ABOUT | TERMS | PRESS | REWARDS | DISCUSSION | INVE >

REASONS TO INVEST

iHealthScreen is entering what we believe is almost an entirely untapped, multi-billion-dollar global market ($9.5B in USA only). With regulatory approvals already achieved in key markets, along with the established reimbursement code for screening in place approved for European and most of the Asian markets, we believe iHealthScreen is poised to successfully commercialize its products. iHealthScreen's first product, iPredictTM, is market ready, with one patent received and multiple patents pending, and we're anticipating AMD & DR FDA 510(K) clearances by mid-2023. Already having a large hospital chain as a customer and a licensing agreement is in place with one of the top camera companies in the world, we believe demonstrates traction with key strategic partners.

To the best of our knowledge, iHealthScreen is the first company in the world to receive CE certification for three blinding eye disease screening: AMD, DR, and glaucoma. In addition, iHealthScreen has developed and validated prediction models for strokes, heart attacks, and cardiovascular diseases. We have seen stroke and heart attack prediction accuracy is almost 10% higher than the existing clinically used prediction models

iHealthScreen has been awarded $2.7M in NIH funding, raised $750K as seed funding and we are working on securing additional research grants. We have received one US patent (the first patent in Late AMD prediction), one patent is pending and four provisional patent applications are submitted. The company's work on retinal disease screening is featured in the world's largest ophthalmology conference ARVO 2018, and the American Academy of Ophthalmology (AAO) 2020. The stroke prediction results were presented at the Society for Brain Mapping Conference 2021.

Invest Now
$2.63 Per Share

RAISED	INVESTORS
$63,323.13	56
MIN INVEST	**VALUATION**
$494.44	$24.98M

THE PITCH

iHealthScreen is bringing low-cost, AI-driven screening software to primary care offices around the world to provide routine access to disease prevention that would otherwise be limited to specialty care. We've been awarded $2.7M in NIH funding and are in the process of receiving an additional $6.5M from private investors and research grants, with one patent received and multiple patents pending. Our first product, iPredictTM, has the capability to screen for late age-related macular degeneration (AMD), diabetic retinopathy (DR), glaucoma, stroke, heart attack, and cardiovascular heart disease, and we have additional tools in development for Alzheimer's, dementia and hypertensive retinopathy. By facilitating large-scale, low-cost screening, our software presents wide-reaching impact and huge potential for growth.

A New Leader in AI-Driven Disease Prevention



iHealthScreen's integrated, retinal imaging-based system makes us one of the first companies in the world to receive CE certification, Australian and UAE Health approvals for AMD, DR, and glaucoma screening. We're already gaining international traction with contracts in the US, EU, Bangladesh, and UAE, and have been collaborating with Global Victoria, Australia.



Integrated, retinal imaging-based system

Makes screening for a larger set of diseases a seamless, built-in component of your annual check-up

iHealthScreen is poised to be a leader in this new area of AI-driven disease prevention, providing critical value to individuals, medical providers, and insurance providers and presenting enormous growth potential to investors.



THE PROBLEM & OUR SOLUTION

Preventative Screening Should Be Easy, Fast, and Accessible

Our current medical systems—the US serving as the most glaring example—cost patients and providers billions of dollars while often failing to improve overall health outcomes, especially at a preventive level. Primary care doctors lack the resources to provide more than the most basic screenings, and most people don't have the time or resources to schedule regular screenings with specialists. This results in serious health consequences and large financial burdens, for patients, providers, and insurers alike.



iHealthScreen's software makes preventative screening for ailments

Easy, fast, and accessible

*The features shown in the graphic above reflect features for a product that has not received FDA 510K clearance. The product is not currently available to the general public for sale.

iHealthScreen's software makes preventative screening for ailments such as eye disease, diabetes, cardiovascular disease, heart attack and stroke easy, fast, and accessible. By





lowering costs and expanding access, we're looking to make screening for a larger set of diseases a seamless, built-in component of your annual check-up, especially for aging patients. In addition to our screening software, we're aiming to add a built-in telemedicine capability to ensure patients can receive immediate care when and wherever needed.

THE MARKET & OUR TRACTION

A Newly Opened, Multi-Billion-Dollar Global Market

The current market size for screening diabetic retinopathy (DR) and age-related macular degeneration (AMD) is projected at **$9.5B**, in USA only, with the global diabetic population estimated to reach 578 million by 2030, it should be 3x.

$9.5B
Current projected market size for screening diabetic retinopathy (DR) and age-related macular degeneration (AMD)

(source)

The introduction of CPT code 92229 in 2021 has opened up the screening market, allowing coverage for retinal imaging for the detection or monitoring of disease. As of now, this massive market is almost entirely untapped, we believe less than 1% of the market is taken by companies that have received FDA 510(K) clearance—providing ideal timing for iHealthScreen's FDA clearance and market entry. FDA 510K application on AMD screening is already submitted. The 510K application for DR screening is in the final stage of submission. The company expects to obtain these two FDA 510K clearances by the middle of this year and achieve an advantageous position to become commercially successful.

iHealthScreen's first product, iPredictTM, is market ready, with one patent received and multiple patents pending, and we're anticipating FDA 510(K) clearance by mid-2023. We're now one of the first companies in the world to receive CE certification for AMD, DR, and glaucoma screening, and have received approval from Health Australia and Health UAE.

One of the first companies in the world to receive CE certification for AMD, DR, and glaucoma screening

Anticipating FDA 510(K) clearance by mid-2023

Secured a total of $2.7M in NIH grant

Patent received on Late AMD screening and prediction

We've secured a total of $2.7M in NIH funding, which is being applied towards a three-year prospective trial on late AMD prediction, along with a NIH SBIR Phase II grant for stroke prediction. We've signed a licensing agreement with iCare in Finland, an agreement with the Bangladesh Diabetes Society to screen 5.5 million registered diabetics in Bangladesh, as well as another with Burjeel Hospital UAE for DR screenings which has 40 clinics in the Gulf region with billions of dollars in revenue (source).

WHY INVEST

Invest in the Future of Preventive Healthcare

Streamlined, hassle-free disease screening should be a part of every patient's annual routine. We're looking at huge potential for growth, scale, and global impact—and we believe now is the perfect time to join us.

Invest in iHealthScreen & help us on our mission to provide low-cost, advanced screening software in primary care offices across the world - help prevent blindness, deaths and disability.

Help us provide low-cost, advanced screening software

  in primary care offices across the world

STEP 01

Capture Images &
medical parameter

   
Left eye   Right eye

↓

STEP 02

Input data through
web interface





STEP 03

Select to screen DR,
AMD and Glaucoma



↓

STEP 04

Generate report and refer
to ophtalmologist if
needed



*The features shown in the graphic above reflect features for a product that has not received FDA 510K clearance. The product is not currently available to the general public for sale.

ABOUT

HEADQUARTERS
**132-02 89th Av, Suite 214
Richmond Hill, NY 11418**

WEBSITE
View Site ⬈

iHealthScreen is an AI-driven HIPAA-compliant med-tech company with incoming product traction in several international markets, using AI to Scalably Screen for Retinal Diseases, Stroke, and Heart Disease. Early diagnosis and intervention can prevent blindness, save countless lives & eliminate massive amounts of downstream spending. iHealthScreen is in the pre-revenue stage of development. Some of the information on the campaign page was obtained via the Company's relationship with iHealthScreen Ltd. (Abu Dhabi), which is an LLC, also owned by Alauddin Bhuiyan, PhD, CEO. There is a software license agreement between the two entities, allowing iHealthScreen Ltd. to use the Company's IP and software portfolios.

TEAM



Alauddin Bhuiyan, PhD
Founder and CEO

Dr. Alauddin Bhuiyan is an inventor, innovator, and computer scientist with deep life science and medical technology expertise covering the spectrum of life science and med-tech. He is the founder and CEO of iHealthScreen Inc. and has been working in the retinal imaging and image-based disease screening area for more than 15 years. He has been with the company as full-time since January 2017. Before that, he was a faculty member in the department of Computer Science at New York University. He was a visiting scholar at Harvard Medical School and was the recipient of the prestigious Endeavor Australia Award 2014 and was recognized as a distinguished Australian. He has been holding an Adjunct Associate Professor position at New York Eye and Ear Infirmary, Icahn School of Medicine at Mount Sinai since July 01, 2019.

Dr. Bhuiyan led the developing iPredictTM a HIPAA-compliant AI-powered software tool, which is based on Electronic Health Record (EHR) and telemedicine platform to screen and predict individuals at risk of diabetic retinopathy (DR), Age-related Macular Degeneration (AMD), Glaucoma, heart disease and stroke (https://iPredict.health).

The AMD, DR, and glaucoma screening tools are already CE certified, Abu Dhabi Health and Australian Health approved.

Dr. Bhuiyan is the inventor of the first image-based prediction tool for age-related macular degeneration (AMD). A full US patent is awarded to iHealthScreen Inc. This work was selected as featured work at ARVO 2018, the largest ophthalmology conference in the world. Also, the American Academy of Ophthalmology selected his work for the panel discussion in 2020. His interview can be viewed at
https://macularnews.org/2018/06/07/arvo-2018-alauddin-bhuiyan-phd/

Dr. Bhuiyan has received almost $5M Federal and state grants through various stages of his career. He secured more than $2.7M grants (another $2.2M is under consideration) for his company through NIH SBIR grants a Principal Investigator.

Dr. Bhuiyan received his Ph.D. from the University of Melbourne, Australia, one of the top universities in the world (No. 1 in Australia). He joined at the Centre for Eye Research Australia (CERA) as a post-doctoral research fellow in 2009. Following this - in 2011, he joined at Commonwealth Scientific and Industrial Research Organization (CSIRO, which is the inventor of WiFi Technology) as a research scientist.

While at CSIRO, Dr. Bhuiyan developed a software tool that can predict an individual's genetic association with Alzheimer's disease, a patented technology currently being used by Neurovision.

As an innovator and technology developer, he has been at the core of medical products and technologies which have transformed the ophthalmic field and are impacting medical care for hundreds of thousands of patients every year.

Dr. Bhuiyan is a holder of multiple issued and pending patents. He has multiple high-impact publications in the field and published more than a hundred research articles, which have been cited by more than a thousand peer-reviewed publications. He is a senior member of IEEE Computer Society and IEEE Engineering in Medicine and Biology. He served on the technical committee for many IEEE conferences and journals.

Travis Millman, MAPP
Strategic Advisor

As a startup veteran with a penchant for developing and launching breakthrough products, Travis has played many roles during the course of his career. He was as Chief Operating Officer at Neuvotion, an early-stage medical device startup working on a next generation approach to neuromuscular electrical stimulation. He has been working on everything from the headiest of strategy development and refinement to the block and tackling aspects of building and growing a company.

Travis works 1 hour per week on iHealthscreen

Ms. Kathleen Adams, MBA
Chief Marketing Officer

The clinical innovations patients need require integrating the benefits of several domains: biotech, pharma, diagnostics, genomics, and digital health. Having worked in all of these areas gives me the breadth and range to excel at cross-functional leadership, and the passion to keep the patient in mind.

From market assessment to launch and implementation, I focus on new approaches to healthcare, particularly for life-threatening illnesses. Discoveries and inventions are essential, but not sufficient, to improving healthcare: closing the gap between new capabilities and the realities of care

Thomas Gerson, MBA
CFO

Through his decades of financial and business operations acumen in the life sciences covering such key functions as capital formation, strategic partnering, business development, and financial planning & analysis, Tom has the proven ability to identify and align an emerging growth company's underlying capabilities with its most attractive commercialization opportunities thereby maximizing potential value creation and financial returns.

As a CFO, he raised more than $100M for his previous companies.



delivery is the only route to meaningful change for the better.

I nurture innovations -- new disease insights, new therapeutic or diagnostic technologies -- by working backward from the patient or provider, while others on the team work forward from the science. I've worked in marketing, business development, technology evaluation and patient advocacy roles at diagnostics companies, clinical laboratories and pharma and biotechnology companies, conducting pre-market evaluations, producing and executing development plans, and leading product launch campaigns for pharmaceutical and diagnostic products, as well as a suite of targeted diagnostic services. I've led commercial teams and strategic initiatives, served on a corporate board and a senior management team, and influenced at the senior executive level to bring about institutional change and enable new approaches to team-driven development.

My experience in establishing coalitions across the for-profit/not-for-profit divide, as well as my interdisciplinary team leadership efforts, are growing in relevance during this period of rapid industry restructuring and technology advancements. The explosion of health information and new technologies occurring simultaneously with the shift of decision-making responsibility to patients/consumers is driving change in a challenging way. The potential for more relevant, focused and personalized care is evident; the potential risks to patients without a deep understanding of science and medicine are daunting. Attention to health literacy, patient-centered research and implementation science are essential to help us optimize the benefits of new approaches.

Ms. Kathleen Adams works 8-16 hours per week on iHealthscreen

TERMS
iHealthScreen

Overview

PRICE PER SHARE
$2.63

VALUATION
$24.98M

DEADLINE ⓘ
May 1, 2023

AMOUNT RAISED ⓘ
$63,323.13

Breakdown

MIN INVESTMENT ⓘ
$494.44

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,998.03

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
3,802

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
469,581

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$1,000+ | Tier 1

Invest $1,000 and receive access 2% Bonus Shares.

$2,500+ | Tier 2

Invest $2,500 and receive access 3% Bonus Shares.

$5,000+ | Tier 3

Invest $5,000 and receive access 5% Bonus Shares.

$10,000+ | Tier 4

Invest $10,000 and receive access 10% Bonus Shares + zoom call with iHealthScreen's founder.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

iHealthScreen, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.63 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $263. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

Bloomberg
iHealthScreen's Artificial Intelligence (AI) Based Tool Can Accurately Diagnose Age-Related Macular Degeneration (AMD) and

[View Article]

Yahoo Finance
HealthScreen Completed Prospective Trial of AI-Based Tool for Age-Related Macular Degeneration (AMD) Screening and Submitting the Results to FDA for 510K Clearance

[View Article]

Diagnostic and Interventional Cardiology
iHealthScreen Inc. Introduces An Automated Stroke Prediction Model, based on AI and Color Fundus Imaging

[View Article]

Business Wire
iHealthScreen Inc. is Awarded US Patent on Late Age-related Macular Degeneration (AMD) Prediction Model, which is based on AI and Color Fundus Imaging

[View Article]

[Show More Press]

ALL UPDATES

Show More Updates

 **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into iHealthScreen.

$494

STARTENGINE
OWNER'S BONUS
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

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SV | What's on your mind?

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KS **Karl Stine** 9 INVESTMENTS
a month ago

How does this system compare to other products currently available such as Eyenuk that can bill under CPT 92229?

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AB **Alauddin Bhuiyan** ✓
iHealthScreen • a month ago

This is the same screening as DIABETIC RETINOPATHY. In addition, we have submitted FDA 510K of age-related macular ...
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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Faces look out of focus. Road signs seem fuzzy, shortness of breath, chest pains.

Millions of Americans are at risk for diseases that are leading causes of blindness and heart disease, but didn't get a screening last year because it was too expensive, too complicated, and required a special visit.

"More than 20 million Americans are suffering from vision threatening diseases.

The National Institutes of Health research shows that the number will be approximately double to over 40 million by 2030, and the prevalence of stroke and heart attack is increasing at a similar pace.

Most of the cases can be prevented with timely screening and early treatment.

For example, 90% of the DR cases are preventable, which would save US Healthcare system billions of dollars."

IHealth Screens iPredict is a HIPAA-compliant AI-powered screening system that is effective, affordable and accessible. iPredict can be used to screen millions of people whose eyesight could be saved with early intervention.

"iHealthscreen was awarded NIH grants totaling over $2.5 million to double up iPredict. We have also applied for additional grants currently under consideration. Our work has been published in leading medical journals, we have multiple patent spending and have recently received ASC mark for access to the European market entry, and our 510K application is in progress with the FDA."

This is how ipredict works. First, retinal images of both eyes are captured by an automated fundus camera. Next, ipredict uploads these images to a secure cloud-based service that screens them for risk factors. Finally, a report is generated and sent to the doctor, who can refer the Patient to a specialist for treatment if warranted.

"Screenings can now occur as part of a routine annual checkup without the need for a specialist visit. I Predict is more than 95% accurate for AMD and DR screening. The scans require less than five minutes to complete and can be done in primary care settings without special training. And doctor's offices can now earn about $50 in reimbursement per patient, significantly increasing clinic revenues."

"This technology could be particularly useful in identifying someone who slipped across the boundary to progress into severity."

"We are confident that we can help to save the eyesight and even the lives of many millions of people. Please join us on our mission of doing well by doing good."

<u>2nd Video</u>

More than 20 million Americans are suffering from diseases that are the leading causes of blindness and heart disease.

These diseases will double by 2030 even though they're preventable with early screening.

ipredict is a screening tool that quickly and accurately analyzes images of your eye for disease screening and prediction and has already received $2.5 million dollars in funding from the NIH. Click to invest in a company that is attempting to revolutionize preventive medicine.

<u>3rd Video</u>

The number of individuals at risk for heart disease and preventable blindness-related conditions in the U.S. will increase to 188,000,000 by 2030. So half of people at risk don't get screened until it's too late. iPredict is a screening system designed to help your primary care doctor detect conditions of concern early at a routine checkup with a more accurate, accessible and affordable screening system.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE CFRTIFICATE OF CONVERSION
FROM A FOREIGN CORPORATION
TO A DOMESTIC CORPORATION
PURSUANT TO SECTION 265
OF THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the Corporation first formed is Virginia.

2. The jurisdiction immediately prior to filing this Certificate is Virginia.

3. The date the Corporation first formed is May 20, 2015.

4. The name of the Corporation immediately prior to filing this Certificate is "iHealthScreen Inc.".

5. The name of the Corporation as set forth in the Certificate of Incorporation is "iHealthScreen Inc.".

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Corporation has executed this Certificate on the 31st day of July, 2017.

[signature]

Mohammed Alauddin Bhuiyan, Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:16 AM 08/22/2017
FILED 11:16 AM 08/22/2017
SR 20175827161 - FileNumber 6523075

191612

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:16 AM 08/22/2017
FILED 11:16 AM 08/22/2017
SR 20175827161 - File Number 6523075

CERTIFICATE OF INCORPORATION
OF
IHEALTHSCREEN INC.

(Pursuant to Section 102 of the
General Corporation Law of the State of Delaware)

iHealthScreen Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

FIRST: The name of this corporation is iHealthScreen Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 3500 S. DuPont Highway, in the City of Dover, County of Kent, 19901. The name of its registered agent at such address is: Interstate Agent Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to, and the Corporation shall have all necessary corporate power to, engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000,000 shares of Common Stock, US$0.0001 par value per share ("**Common Stock**"). The holders of the Common Stock are entitled to one vote for each outstanding share of Common Stock held at all meetings of stockholders (and in connection with written consents in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any other votes, consents or approvals that may be required by law or by the provisions of the Certificate of Incorporation of the Corporation (as amended from time to time, the "**Certificate of Incorporation**") or the bylaws of the Corporation (as amended from time to time, the "**Bylaws**")) the affirmative vote (including by written consent in lieu of a meeting) of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. The holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation (the "**Board of Directors**"), out of any assets of the Corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

191614

FIFTH: The name and mailing address of the sole incorporator is as follows:

Name	Mailing Address
Mohammed Alauddin Bhuiyan	c/o iHealthScreen Inc.
	801 W. Main Street, Suite 202
	Charlottesville, VA 22903

SIXTH: Except as otherwise required by law, any of the rights, powers, preferences, notices and other terms of the Common Stock set forth herein may be waived on behalf of all holders of outstanding Common Stock (including retroactively or prospectively) with the approval, by written consent or vote at a meeting, of the holders of a majority of the shares of Common Stock then outstanding. A stockholder may also independently waive his, her or its own rights, powers, preferences, notices and/or other terms applicable thereto in writing, without notice to, or the consent or approval of, any other stockholder.

SEVENTH: For the management of the business and for the conduct of the affairs of the Corporation, and in furtherance and not in limitation of the powers of the Corporation and of its directors and of its stockholders or any class or series thereof, as the case may be, conferred by the State of Delaware, it is further provided that:

1. Subject to any other votes, consents or approvals required by the Certificate of Incorporation or the Bylaws of the Corporation, the Board of Directors is expressly authorized to make, repeal, alter, amend, supplement and/or rescind any or all of the Bylaws of the Corporation.

2. Subject to any other votes, consents or approvals required by the Certificate of Incorporation or the Bylaws of the Corporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended hereafter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of

2

the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: The following indemnification provisions shall apply to the persons enumerated below:

1. <u>Right to Indemnification of Directors and Officers</u>. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liabilities and losses suffered and expenses (including attorney's fees) incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in <u>Section 3</u> of this <u>Article Eleventh</u>, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. <u>Prepayment of Expenses of Directors and Officers</u>. The Corporation shall pay the expenses (including attorney's fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition; <u>provided</u>, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if and to the extent that it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this <u>Article Eleventh</u> or otherwise.

3. <u>Claims by Directors and Officers</u>. If a claim for indemnification or advancement of expenses under this <u>Article Eleventh</u> is not paid in full within sixty (60) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. <u>Indemnification of Employees and Agents</u>. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service

with respect to employee benefit plans, against all liabilities and losses suffered and expenses (including attorney's fees) incurred by such person in connection with such Proceeding. The ultimate determination as to indemnification of persons who are non-director or non-officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. <u>Advancement of Expenses of Employees and Agents</u>. The Corporation may pay the expenses (including attorney's fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition upon such terms and conditions as may be determined by the Board of Directors.

6. <u>Non-Exclusivity of Rights</u>. The rights conferred on any person by this <u>Article Eleventh</u> shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation or Bylaws of the Corporation, agreement, approval (by written consent or by vote at a meeting) of stockholders or disinterested directors, or otherwise.

7. <u>Other Indemnification</u>. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officers, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. <u>Insurance</u>. The Board of Directors may, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended from time to time, authorize an appropriate officer or officers of the Corporation to purchase and maintain, at the Corporation's expense, insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers, employees or agents under the provisions of this <u>Article Eleventh</u>; and (b) to indemnify or insure directors, officers, employees and/or agents against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this <u>Article Eleventh</u>.

9. <u>Amendment or Repeal</u>. Any repeal or modification of the foregoing provisions of this <u>Article Eleventh</u> shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

TWELFTH: No stockholder of the Corporation shall, solely in their capacity as such, have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation, except to the extent that such a right is otherwise expressly provided in favor of such stockholder by the terms of a separate written agreement between the Corporation and such stockholder.

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Thirteenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Thirteenth (including each portion of any sentence of this Article Thirteenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

FOURTEENTH: The Corporation is to have perpetual existence.

[Signature Page Follows]

IN WITNESS WHEREOF, I, Alauddin Bhuiyan, the sole incorporator of iHealthScreen Inc., have executed this Certificate of Incorporation on this 31st day of July, 2017, and do hereby certify under the penalties of perjury that the facts stated in this Certificate of Incorporation are true.

_____
Mohammed Alauddin Bhuiyan,
Sole Incorporator

AMENDMENT
TO CERTIFICATE
OF INCORPORATION
for
iHEALTHSCREEN INC.,
a Delaware corporation

The undersigned, Mohammed Alauddin Bhuiyan, hereby certifies as follows:

1. He is the duly elected, qualified and acting Chief Executive Officer of iHealthscreen Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the **"Corporation"**).

2. Article FOURTH of the Certificate of Incorporation is hereby amended to increase the number of shares of authorized common stock from 1,000,000 to 12,500,000 shares.

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, iHealthScreen Inc., has caused this certificate to be signed by Alauddin Bhuiyan, its Chief Executive Officer, this 3rd day of October, 2022.

By: ______________________________
Mohammed Alauddin Bhuiyan, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:04 PM 10/04/2022
FILED 04:04 PM 10/04/2022
SR 20223692723 - File Number 6523075